Exhibit 99.1

Explanation of Responses

On March 31, 2021, the reporting person was granted 12,500 stock options, 1,250 of which vested on March 31, 2022, 2,500 of which vested on March 31, 2023, and 3,750 vested on March 31, 2024. The remaining 5,000 unvested stock options will vest on March 31, 2025; provided, however, that the remaining unvested stock options will only become exercisable in the event that the average closing price of the Company’s common stock during any consecutive 45 trading days within such year is equal to or greater than the respective target price for each year as set forth in the grant agreement, such target price equal to a 10% cumulative increase each year relative to the average closing price of the Company’s common stock during the five trading days immediately preceding the date of grant. Any options that do not vest on a specified vesting date will remain eligible to vest on the fifth anniversary of the grant date, if the average closing price of the Company’s common stock during any consecutive 45 trading days within such year is equal to or greater than the target price for such year, subject to the reporting person’s continued employment with the Company through such date.